# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd., CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, c/o Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 133 3571 1066; Oceanpine Capital Inc., c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong (K3), 000000, 86 (10) 6195 9000

## Reporting persons
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment (as defined below). Each ordinary share is entitled to one vote. Crystal Investment is a wholly owned subsidiary of Crystal Holdings (as defined below). Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue may be deemed to be the beneficial owner of the ordinary shares held by Crystal Investment.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment, which is wholly owned by Crystal Holdings. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Dave Liguang Chenn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 462,760; shared voting power 0; sole dispositive power 462,760; shared dispositive power 0; aggregate amount beneficially owned 462,760 (1.1% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 410,560 ordinary shares held by Oceanpine Investment (as defined below), and (ii) 52,200 ordinary shares held by Oceanpine Capital (as defined below). Each ordinary share is entitled to one vote. As Dave Liguang Chenn is the managing partner of both Oceanpine Investment and Oceanpine Capital, he may be deemed to be the beneficial owner of the ordinary shares held by Oceanpine Investment and Oceanpine Capital.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Investment Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 410,560; shared voting power 0; sole dispositive power 410,560; shared dispositive power 0; aggregate amount beneficially owned 410,560 (1% of the class)
  Comment: Each of row 7, 9 and 11 represents 410,560 ordinary shares held by Oceanpine Investment. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 52,200; shared voting power 0; sole dispositive power 52,200; shared dispositive power 0; aggregate amount beneficially owned 52,200 (0.1% of the class)
  Comment: Each of row 7, 9 and 11 represents 52,200 ordinary shares held by Oceanpine Capital. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund (as defined below) and (ii) 46,668 ordinary shares held by Adjuvant Fund DE (as defined below). Each ordinary share is entitled to one vote. Adjuvant GP (as defined below) is the sole general partner of Adjuvant Fund and Adjuvant Fund DE. Adjuvant Management (as defined below) is the sole general partner of Adjuvant GP. Therefore, Adjuvant Management may be deemed to be the beneficial owner of the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund and (ii) 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote. Adjuvant GP is the sole general partner of Adjuvant Fund and Adjuvant Fund DE, and may be deemed to beneficially own the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 243,630; sole dispositive power 0; shared dispositive power 243,630; aggregate amount beneficially owned 243,630 (0.59% of the class)
  Comment: Each of row 8, 10 and 11 represents 243,630 ordinary shares held by Adjuvant Fund. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund DE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 46,668; sole dispositive power 0; shared dispositive power 46,668; aggregate amount beneficially owned 46,668 (0.11% of the class)
  Comment: Each of row 8, 10 and 11 represents 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA China Growth Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth (as defined below). Each ordinary share is entitled to one vote. MSA China Growth (as defined below) is the general partner of MSA Growth, and may be deemed to beneficially own the ordinary shares held by MSA Growth.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA Growth Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital (as defined below). Each ordinary share is entitled to one vote. Superstring Management (as defined below) serves as the investment manager of Superstring Capital, and may be deemed to beneficially own the ordinary shares held by Superstring Capital.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Epiphron Capital (Hong Kong) Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 70,083; shared voting power 0; sole dispositive power 70,083; shared dispositive power 0; aggregate amount beneficially owned 70,083 (0.17% of the class)
  Comment: Each of row 7, 9 and 11 represents 70,083 ordinary shares held by Epiphron Capital (as defined below). Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd.
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Comment:
This statement on Schedule 13D constitutes Amendment No. 3 to the initial Schedule 13D (the "Original Schedule 13D") on behalf of each of Huaqin Xue, Crystal Holdings and Crystal Investment (each as defined below) filed as of July 22, 2025, as amended by the Amendment No. 1 to the Original Schedule 13D filed as of August 27, 2025 and Amendment No. 2 to the Original Schedule 13D filed as of October 29, 2025 (together with the Original Schedule 13D, the "Original Filings"), Amendment No. 2 to the initial Schedule 13D on behalf of each of Dave Liguang Chenn, Oceanpine Investment and Oceanpine Capital (each as defined below) filed as of August 27, 2025, as amended by the Amendment No. 1 to the Original Schedule 13D filed as of October 29, 2025, and Amendment No. 1 to the initial Schedule 13D on behalf of Adjuvant Management, Adjuvant GP, Adjuvant Fund, Adjuvant Fund DE, MSA China Growth, MSA Growth, Superstring Management, Superstring Capital, and Epiphron Capital (each as defined below) filed as of October 29, 2025 with respect to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of the Issuer.

Except as amended and supplemented herein, the Original Filings are unmodified and remain in full force and effect as to the applicable reporting persons thereof.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to an Agreement and Plan of Merger, dated as of November 4, 2025 (the "Merger Agreement"), by and among (i) Oceanpine Skyline Inc. ("Parent"), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) Oceanpine Merger Sub Inc. ("Merger Sub"), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, and (iii) the Issuer, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (the "Merger"). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.11, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$21,000,000 is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase all of the outstanding Ordinary Shares other than (w) the Ordinary Shares held by the Rollover Shareholders (as defined below) (such shares, the "Rollover Shares"), (x) the Ordinary Shares held by any of Parent, Merger Sub or any of their respective affiliates, (y) the Ordinary Shares held by the Issuer or any of its subsidiaries or held in the Issuer's treasury, and (z) the Ordinary Shares held by holders who prior to the closing agree with Parent not to receive any cash consideration with respect to such Ordinary Shares (collectively, the "Excluded Shares"), at a purchase price of US$0.9 per Ordinary Share, and (ii) settle outstanding options, restricted share units and warrants in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with Merger and the other transactions contemplated by the Merger Agreement (the "Transactions").

Pursuant to the Equity Commitment Letter (as defined below), the Merger will be financed with cash contribution in Parent from Oceanpine Capital (the "Sponsor").The Merger will not be subject to any financing conditions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On November 4, 2025, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving company and becoming a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Ordinary Share issued and outstanding prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.9 in cash per share without interest and net of any applicable withholding taxes, and each Ordinary Share of the Issuer issued and outstanding immediately prior to the Effective Time, other than (a) the Excluded Shares, which will be cancelled and cease to exist without payment of any cash consideration or distribution therefor, and (b) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Issuer who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the "Dissenting Shares"), which will be cancelled and cease to exist at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (As Revised) of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Issuer or any adjournment or postponement thereof. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the Merger is consummated, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be quoted on the OTC Pink Open Market. The information disclosed in this paragraph and the preceding paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Equity Commitment Letter

The Transactions will be funded through cash contribution contemplated by the equity commitment letter, dated as of November 4, 2025 (the "Equity Commitment Letter"), by and between the Sponsor and Parent. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide equity financing of US$17,302,071.6 to Parent to consummate the Transactions. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 99.12 and is incorporated herein by reference in its entirety.

Support Agreement

Concurrently with the execution of the Merger Agreement, Oceanpine Capital, Oceanpine Investment, Crystal Investment, Adjuvant Fund, Adjuvant Fund DE, Superstring Capital, MSA Growth, and Epiphron Capital (collectively, the "Rollover Shareholders", together with the Sponsor, the "Consortium Members") and Parent entered into a rollover and support agreement (the "Support Agreement"), pursuant to which, among other things and subject to the terms and conditions set forth therein, each of the Rollover Shareholders has agreed to (A) vote all Rollover Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (B) upon the terms and subject to the conditions of the Support Agreement, cancel the Rollover Shares beneficially owned by the respective Rollover Shareholder and receive no cash consideration or distribution for cancellation of the Rollover Shares in accordance with the Merger Agreement in exchange for newly issued shares in Parent. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.13 and is incorporated herein by reference in its entirety.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Sponsor entered into a limited guarantee (the "Limited Guarantee") in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement, including without limitation, due and punctual payment of certain termination fee payable by Parent pursuant to the Merger Agreement. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.14 and is incorporated herein by reference in its entirety.

Interim Investors Agreement

In connection with the Merger Agreement, the Consortium Members, Parent and Merger Sub entered into an interim investors agreement (the "Interim Investors Agreement"), to govern the actions of Parent and Merger Sub and the relationship among the Consortium Members with respect to, among other things, the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter, the Support Agreement, and the Transactions. The Consortium Agreement has been terminated pursuant to the Interim Investors Agreement. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.15 and is incorporated herein by reference in its entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the special committee of the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Transactions, including the Merger, the Issuer's business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 41,212,693 Ordinary Shares outstanding as of June 30, 2025 as disclosed in the Issuer's Form 20-F, filed on July 31, 2025

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons' Response to Item 3 and Item 4 of this Amendment No. 3 to Schedule 13D is incorporated by reference to this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein or incorporated by reference in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.10 Joint Filing Agreement dated November 4, 2025 by and among the Reporting Persons.
99.11 Agreement and Plan of Merger, dated November 4, 2025, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K of the Issuer furnished to the SEC on November 4, 2025).
99.12 Equity Commitment Letter, dated November 4, 2025, by and between the Sponsor and Parent.
99.13 Rollover and Support Agreement, dated November 4, 2025, by and among the Rollover Shareholders and Parent.
99.14 Limited Guarantee, dated November 4, 2025, by and between the Sponsor and the Issuer.
99.15 Interim Investors Agreement, dated November 4, 2025, by and among the Consortium Members, Parent and Merger Sub.

## Signatures
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (11/04/2025)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (11/04/2025)
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (11/04/2025)
- Dave Liguang Chenn: /s/ Dave Liguang Chenn, Dave Liguang Chenn (11/04/2025)
- Oceanpine Investment Fund II LP: /s/ Dave Liguang Chenn, Dave Liguang Chenn/Director (11/04/2025)
- Oceanpine Capital Inc.: /s/ Jiayu Yang, Jiayu Yang/Director (11/04/2025)
- Adjuvant Capital Management, L.L.C.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (11/04/2025)
- Adjuvant Capital GP, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (11/04/2025)
- Adjuvant Global Health Technology Fund, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (11/04/2025)
- Adjuvant Global Health Technology Fund DE, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (11/04/2025)
- MSA China Growth Fund II GP, LLC: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Manager (11/04/2025)
- MSA Growth Fund II, L.P.: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Managing Partner (11/04/2025)
- Superstring Capital Management LP: /s/ Ting Guo, Ting Guo/Managing Partner (11/04/2025)
- Superstring Capital Master Fund LP: /s/ Ting Guo, Ting Guo/General Partner (11/04/2025)
- Epiphron Capital (Hong Kong) Limited: /s/ Sherry Xiaoyu Liu, Sherry Xiaoyu Liu/Director (11/04/2025)